Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on October 21, 2021

NFA ID 0240934 MACQUARIE BANK LIMITED
Submitted by JOHN RUPPERT (RUPPERTJ1)

The question(s) you are disclosing the regulatory action under:

☑ **E.**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by   **NON-U.S. REGULATOR: AUSTRALIAN COMPETITION AND CONSUMER COMMISSION**

Case Information

Case Number	**MR 238/16**
Case Status	**FINAL**
Date Resolved	**December 2016**
Sanctions imposed	

OTHER: PENALTY IMPOSED

Comments

On 14 December 2016, the Australian Federal Court imposed a AUD$6 million penalty on Macquarie Bank Limited ("MBL") in respect of its admission that it engaged in eight instances of attempted cartel conduct in contravention of the Competition and Consumer Act 2010. The Australian Competition and Consumer Commission ("ACCC") alleged that on various dates in 2011, MBL sought to influence the ABS MYR Fixing Rated published on that day, and this attempted to contravene the cartel provisions of the Competition and Consumer Act 2010. Macquarie was not a submitting bank, however, it often initiated discussion between traders.

Supporting Documentation

Description	**MACQUARIE BANK LIMITED - ACCC ALLEGATIONS PRESS RELEASE 11.25.2016**
File Name	**ACCC Allegations Press Release.pdf**

Description	**MACQUARIE BANK LIMITED - ACCC FINAL DISPOSITION PRESS RELEASE 12.14.2016**
File Name	**ACCC Final Disposition Press Release.pdf**